As filed with the Securities and Exchange Commission on December 19, 2008

Investment Company Act File No. 811-[      ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT

TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name:

New RMR Asia Pacific Real Estate Fund

Address of Principal Business Office (No. & Street, City, State Zip Code):

400 Centre Street
Newton, Massachusetts 02458

Telephone Number (including area code):

(617) 332-9530

Name and address of agent for service of process:

Adam D. Portnoy, President
400 Centre Street
Newton, Massachusetts 02458

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A:

YES  ☐        NO  ☒

Additional Information

Item 1.	New RMR Asia Pacific Real Estate Fund

Item 2.	Organized in Delaware on December 17, 2008

Item 3.	Statutory trust

Item 4 and 5.	The registrant is a closed-end non-diversified management investment company.

Item 6.

Name and address of investment adviser:

RMR Advisors, Inc.

400 Centre Street

Newton, Massachusetts 02458

Name and address of investment sub-adviser:

MacarthurCook Investment Managers Limited

Level Four, 30 Collins Street

Melbourne, Victoria 3000

Australia

Item 7.

Barry M. Portnoy

Gerard M. Martin

John L. Harrington

Frank J. Bailey

Arthur G. Koumantzelis

Adam D. Portnoy

Mark L. Kleifges

Jennifer B. Clark

John C. Popeo

Karen Jacoppo-Wood

Ryan W. Johnson

Fernando Diaz

William J. Sheehan

Trustee

Trustee

Trustee

Trustee

Trustee

President

Treasurer and Chief Financial Officer

Secretary and Chief Legal Officer

Vice-President

Vice-President

Vice-President – Sales & Marketing

Vice-President

Chief Compliance Officer and Director of Internal Audit

The address for both the Trustees and the Officers is the registrant's principal business address.

Item 8.	Not Applicable

Item 9.	(a)	The registrant is not currently issuing and offering its securities directly to the public.

	(b)	Not Applicable

	(c)	The registrant presently proposes to make a public offering of its securities pursuant to a business combination transaction registered on Form N-14.

	(d)	The registrant does not have any securities currently issued and outstanding.

	(e)	Not Applicable

Item 10.	Total assets: $0

Item 11.	Registrant does not intend to apply for a license as a small business investment company.

Item 12.	There has not yet been a report to securityholders.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Newton, Commonwealth of Massachusetts on the 19th day of December, 2008.

New RMR Asia Pacific Real Estate Fund
(Name of Registrant)

		By:	/s/ Adam D. Portnoy
Adam D. Portnoy
President

Attest:	/s/ Jennifer B. Clark
Jennifer B. Clark
Secretary